Exhibit 99.23(h)(4)

FTSE KLD North America Sustainability Index

Methodology

Index Construction

The eligible universe for the FTSE KLD North America Sustainability Index includes companies that comprise the top 75% of the market capitalization of each sector in each country of the S&P North America BMI.

KLD uses a common global rating and analysis system to evaluate the environmental, social and governance (ESG) performance of each company in the eligible universe. KLD then ranks companies by sector peer group according to ESG performance. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them accordingly.

Environmental, Social and Governance Factors

Environment	Social	Governance

Policies and Mgt. Systems	Employees	Governance Structure

Products & Services	Contractors & Supply Chain	Business Ethics

Natural Resource Use	Customers	Transparency & Reporting

Climate Change	Communities & Society	Shareholder Relations

Waste & Emissions

The KLD GSIN Committee then selects the highest-ranked companies that comprise 50% of the market capitalization of each sector. Due to various constraints, not all sectors will hold exactly 50% of the available market capitalization.

The NASI eligible universe includes companies from 2 developed market countries in the North American region but does not control for country representation and is not constrained to match country representation in the underlying universe or in the S&P North America BMI.

Index Reconstitution

The NASI is reconstituted on the last day of October to reflect changes made to the S&P North America BMI, which reconstitutes annually on the last day of September.

Index Maintenance

The GSIN Committee is responsible for all changes to the Index and is committed to keeping turnover on the Index as low as possible and in line with the turnover of the S&P North America BMI. To that end, the Committee attempts to minimize the number of discretionary changes to index holdings between annual reconstitutions.

The Committee continually monitors the NASI constituents for events that would require changes to index composition. These events include: corporate actions, changes in ESG performance and deteriorating financial quality.

Mergers & Acquisitions

For mergers or acquisitions involving two NASI constituents, the resulting entity will remain on the Index. If a constituent company acquires a non-constituent, or if a non-constituent acquires a constituent, the GSIN Committee will evaluate the eligibility of the resulting entity for inclusion on the Index.

Discretionary Removals

On a quarterly basis (January, April, and July, October ), the GSIN Committee conducts a comprehensive ESG performance review of the holdings of the Index.

The GSIN Committee may remove a company from the Index at any time due to significant deterioration in ESG performance. The GSIN Committee maintains a Watch List comprised of companies whose standing on the Index is tenuous due to a decline in ESG performance.

IPOs

Companies with Initial Public Offerings (IPOs) added to the S&P North America BMI between reconstitutions are only considered for the NASI at annual reconstitution. This ensures that KLD has sufficient information on the ESG performance of a company upon which to base its decision.

Delisted Companies

The GSIN Committee will remove NASI companies that are liquidated or undergoing reorganization related to bankruptcy, following the procedures employed by S&P. These companies will not be eligible for inclusion in the Index until one year after emerging from bankruptcy.

For information on FTSE KLD North America Sustainability Index analytics, licensing and redistribution contact Indexes@kld.com.